

Mail Stop 7010

June 1, 2009

Mr. Gregory M. Bowie
Synalloy Corporation
2144 West Croft Circle
Spartanburg, South Carolina 29302

> **RE:** **Synalloy Corporation**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Filed March 17, 2009**
> **File #0-19687**

Dear Mr. Bowie:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 3, 2009

Critical Accounting Policies and Estimates, page 13

1. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy for long-lived assets. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes. Reference SFAS 144.

2. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please provide us, and disclose in future filings, the following:

    • A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
    • How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
    • A more specific and comprehensive discussion regarding how you have considered decreases in your market capitalization in your impairment analysis.

Liquidity and Capital Resources, page 14

3. Please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Signatures, page 43

4. In future filings, please ensure that the Form 10-K is also signed by the company's controller or principal accounting officer, whose title should be shown on the signature page.

Index to Exhibits, page 44
Exhibit 21

5. For disclosure of subsidiaries of the registrant, you incorporate by "reference to the Form 10-K for the year ended January 3, 2009." In future filings, please revise to file the Exhibit 21 or identify the location of the required information.

Exhibit 31

6. Since the Chief Executive Officer and the Chief Financial Officer filed separate certifications as required by the Securities Exchange Act Rule 13a-14(a), in future filings, the Exhibit Index should identify each certification, i.e. Exhibit 31.1 and Exhibit 31.2.

Definitive Proxy Statement

Security Ownership of Management, page 4

7. We note in your footnote disclosure that common stock shown in the table
    includes amounts that are subject to currently exercisable options. Item 403 of
    Regulation S-K and Rule 13d-3(d)(1) require that the table include shares of
    common stock that beneficial owners have a right to acquire within sixty days. In
    future filings, please revise your footnote disclosure according.

Compensation Discussion and Analysis
Base Compensation, page 9

8. We note that base salaries are set in relation to a range defined by your peers of
    comparable size and in related industries. Your disclosure seems to indicate that
    you have engaged in benchmarking of total compensation or material elements of
    compensation. In that regard, please identify the companies in your peer group in
    future filings.

9. We note your disclosure that the company's base salaries are set toward the low
    end of a range defined by your peers of comparable size and in related industries.
    In future filings, please disclose where actual payments fell within targeted
    parameters. To the extent actual compensation was outside the targeted range,
    please explain why.

Short-Term Incentive Compensation, page 9

10. We note your disclosure that the company's cash incentive compensation is based
    on measurable objective performance criteria, such as operating income and
    return on average shareholders' equity. In future filings, please identify and
    quantify both the goals and returns upon which the named executive officers'
    compensation is based.

Long-term Incentive Compensation, page 10

11. Although you have disclosed the specific items of performance on which long-
    term incentive awards are based, you have not disclosed the actual or target levels
    for the named executive officers. In future filings, please describe in greater
    detail how the compensation committee determined the number of shares awarded
    to each named executive officer.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief